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                             [COMPANY LETTER HEAD]


                                 August 3, 2007

VIA EDGAR

Securities and Exchange Commission
Division of Corporation Finance
100 F Street, N.E.
Washington, D.C. 20549

Attention: Ms. Karen J. Garnett, Assistant Director
           Mr. Duc Dang, Attorney Advisor

RE: E-HOUSE (CHINA) HOLDINGS LIMITED
    REGISTRATION STATEMENT ON FORM F-1 (REGISTRATION NO.: 333-144451) REGISTRATION STATEMENT ON FORM 8-A (REGISTRATION NO.: 001-33616)

Dear Ms. Garnett and Mr. Dang:

     Pursuant to Rule 461 of Regulation C promulgated under the Securities Act of 1933, as amended, E-House (China) Holdings Limited (the "Company") hereby requests that the effectiveness of the above-referenced Registration Statement on Form F-1 (the "F-1 Registration Statement") be accelerated to 12 p.m., New York City time, on August 7, 2007, or as soon thereafter as practicable.

     The Company also requests that the Registration Statement on Form 8-A under the Securities Exchange Act of 1934, as amended, covering the American depositary shares representing ordinary shares of the Company, be declared effective concurrently with the F-1 Registration Statement (the F-1 Registration Statement, together with the Registration Statement on Form 8-A, the "Registration Statements").

     If there is any change in the acceleration request set forth above, the Company will promptly notify you of the change, in which case the Company may be making an oral request of acceleration of the effectiveness of the Registration Statements in accordance with Rule 461 of Regulation C. Such request may be made by an executive officer of the Company or by any attorney from the Company's US counsel, Latham & Watkins LLP.

     The Company understands that Credit Suisse Securities (USA) LLC and Merrill Lynch, Pierce, Fenner & Smith Incorporated, on behalf of the prospective underwriters of the offering, have joined in this request in a separate letter delivered to you today.


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                             [COMPANY LETTER HEAD]


The Company hereby acknowledges the following:

- should the Securities and Exchange Commission (the "Commission") or the staff of the Commission (the "Staff"), acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and


- the Company may not assert the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.


                             [Signature page follows]

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                             [COMPANY LETTER HEAD]


                                        Very truly yours,


                                        By: /s/ Li-Lan Cheng
                                            ------------------------------------
                                        Name: Li-Lan Cheng
                                        Title: Chief Financial Officer